

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Peter Limeri
Chief Financial Officer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

> **Re:** **PRGX Global, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 17, 2015**
> **File No. 333-208075**

Dear Mr. Limeri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

Description of Stock Purchase Contracts and Stock Purchase Units, page 24

2.   We note your disclosure that, "[t]he stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and . . . debt obligations of third parties. . ." To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-Mail
        David W. Ghegan
        Troutman Sanders LLP